AB 3/23/06 *

06006028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION (GLOBAL CLEARING), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith A. Ricciardi **212-791-4500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition (Global Clearing), Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 24th day of February 2006

Signature

Financial & Operations Principal

Title

Lyudmila Fayman

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement regarding SEC Rule 15c3-3.
- ☐ (p) Supplementary report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Tradition (Global Clearing), Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities Inc.)

December 31, 2005
with Report of Independent Auditors

Tradition (Global Clearing), Inc.

(A wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Statement of Financial Condition

Year ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
Tradition (Global Clearing), Inc.

We have audited the accompanying statement of financial condition of Tradition (Global Clearing), Inc. (the "Company"), (a wholly-owned subsidiary of Tradition Asiel Securities Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Tradition (Global Clearing), Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

February 14, 2006

Ernst + Young LLP

A Member Practice of Ernst & Young Global

Tradition (Global Clearing), Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 2,137,840
Total assets	$ 2,137,840
Liabilities and Stockholder's equity	
Liabilities:	
Due to affiliate	$ 19,931
	19,931
Stockholder's equity:	2,117,909
Total liabilities and stockholder's equity	$ 2,137,840

See notes to statement of financial condition.

Tradition (Global Clearing), Inc.

(A wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Notes to Financial Statements

1. Organization

Tradition (Global Clearing), Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Asiel Securities Inc., a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland.

The Company is a registered broker-dealer and has presently ceased all operations but has continued its compliance with all the rules and regulations required to maintain its registration with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc..

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

3. Related Party Transactions

TNA provides various services to the Company and in turn charges a general and administration fee annually. Due to affiliate on the Statement of Financial Condition represents the unpaid balances due to TNA.

4. Net Capital Requirements

The Company is subject to SEC's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers.

The Company elected to compute its net capital under the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2005, the Company had net capital of approximately $2.1 million, which was approximately $1.9 million in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers, and accordingly, is exempt from SEC Rule 15c3-3.

5. Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as all financial instruments are short-term in nature.

6. Concentration of Credit Risk

At December 31, 2005, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a major financial institution that is insured up to $100,000 by the Federal Deposit Insurance Corporation.

Supplemental Information

Tradition (Global Clearing), Inc.
(a wholly-owned subsidiary of Tradition Asiel Securities Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital	
Stockholder's equity	$ 2,117,909
Non-allowable assets, deductions and/or charges	
Nonallowable assets	-
Total non-allowable assets, deductions and/or charges	-
Net capital	$ 2,117,909
Computation of alternative net capital requirement	
Minimum net capital requirement	$ 250,000
Excess net capital	$ 1,867,909

There were no material differences between the audited Computation of Net Capital included in the above report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part II FOCUS filing.